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                               April 17, 2023

       Samuel Lui
       Chief Executive Officer
       ESGL Holdings Limited
       101 Tuas South Avenue 2
       Singapore 637226

                                                        Re: ESGL Holdings
Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed March 27,
2023
                                                            File No. 333-269078

       Dear Samuel Lui:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form F-4

       Risk Factors
       Certain judgments obtained against PubCo by PubCo's shareholders may not be enforceable, page 46

   1.                                                   We note your disclosure
that after the Business Combination, all of PubCo   s senior
                                                        executive officers will
reside outside the United States. If applicable, please identify the officers, directors, or
director nominees of PubCo who reside in China or Hong Kong and disclose that it will
be more difficult to enforce liabilities and enforce judgments on those individuals. For
example, if applicable, revise to discuss more specifically the limitations on investors being able
to effect service of process and enforce civil liabilities in China, lack of reciprocity and
treaties, and cost and time constraints.
 Samuel Lui
ESGL Holdings Limited
April 17, 2023
Page 2
Unaudited Pro Forma Condensed Combined Financial Information
Capitalization, page 131

2. You disclose that included in the shares outstanding in your pro forma condensed financial statements are 6,719,642 PubCo ordinary shares to be issued to ESGL shareholders in connection with the merger agreement. You also disclose that these shares represent 7,500,000 shares less adjustments stipulated in the merger agreement.
      Please further describe these share adjustments, how they were calculated and explain why the shares issued to ESGL shareholders in the pro forma financial statements are not consistent with their ownership amounts presented in the table disclosed at page 25.
        You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special
Counsel, at (202) 551-3707, or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                          Sincerely,
FirstName LastNameSamuel Lui
                                                          Division of
Corporation Finance
Comapany NameESGL Holdings Limited
                                                          Office of Energy &
Transportation
April 17, 2023 Page 2
cc:       David Levine, Esq.
FirstName LastName